SD 3/29/05



SECURI 05041379 ON

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RECD S.E.C.
MAR 1 0 2005
1086

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 51891

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCO Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas, 35th Floor
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
212-554-4158
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cole, Samsel & Bernstein LLC
(Name – *if individual, state last, first, middle name*)

72 Essex Street Lodi NJ 07644
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

# OATH OR AFFIRMATION

I, Jeffrey B. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCO Securities LLC, as of December 31st, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLORIA FRANCAVILLA
Notary Public, State of New York
No. 01FR5033646
Qualified in New York County
Commission Expires 9/26/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 10 2005
WASH., D.C.
213
SECTION

# SCO SECURITIES LLC

## FINANCIAL STATEMENTS
## AND OTHER FINANCIAL INFORMATION

## DECEMBER 31, 2004 AND 2003

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

# SCO SECURITIES LLC

## FINANCIAL STATEMENTS
## AND OTHER FINANCIAL INFORMATION

## DECEMBER 31, 2004 AND 2003

### FINANCIAL STATEMENTS



### OTHER FINANCIAL INFORMATION




COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

To the Member
SCO Securities LLC

We have audited the accompanying balance sheets of SCO Securities LLC, as of December 31, 2004 and 2003, and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SCO Securities LLC as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

In accordance with requirements of Rule 17a-5 of the Securities and Exchange Commission, we have also issued a report dated January 20, 2005, on our consideration of SCO Securities LLC internal control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cole, Samsel & Bernstein LLC

Certified Public Accountants

Lodi, New Jersey
January 20, 2005



72 Essex Street ◦ Lodi ◦ NJ 07644 • (201) 368-9300 • FAX: (201) 368-9069 • www.csbcpas.com

# SCO SECURITIES LLC

## BALANCE SHEETS

## DECEMBER 31, 2004 AND 2003

### ASSETS

| | 2004 | 2003 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 100,461 | $1,137,385 |
| Accounts receivable | - | 660,000 |
| Due from affiliate | 8,780,601 | 3,633,295 |
| **Total Current Assets** | $8,881,062 | $5,430,680 |

### LIABILITIES AND MEMBER'S CAPITAL

| | 2004 | 2003 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued income tax | $ - | $ 149,404 |
| Deferred revenue | - | - |
| **Total Current Liabilities** | - | 149,404 |
| **MEMBER'S CAPITAL** | 8,881,062 | 5,281,276 |
| | $8,881,062 | $5,430,680 |

See notes to financial statements.

## SCO SECURITIES LLC

## STATEMENTS OF INCOME

| | For the Years Ended | |
|---|---|---|
| | December 31, 2004 | December 31, 2003 |
| **REVENUES** | $5,732,194 | $5,170,857 |
| **OPERATING EXPENSES** | | |
| Commissions | 1,066,853 | 567,930 |
| Consulting fees | 753,016 | 803,201 |
| Rent | 47,250 | 36,074 |
| Press releases | - | 7,579 |
| Regulatory fees | 5,309 | 1,807 |
| Legal fees | 8,369 | |
| Accounting fees | 6,000 | - |
| Licenses and permits | 4,270 | - |
| Telephone | 3,981 | - |
| Miscellaneous | 1,463 | 10,111 |
| Total Operating Expenses | 1,896,511 | 1,443,268 |
| **INCOME BEFORE PROVISION FOR DOUBTFUL ACCOUNTS AND PROVISION FOR N.Y. CITY TAXES** | 3,835,683 | 3,727,589 |
| **PROVISION FOR DOUBTFUL ACCOUNTS** | 385,000 | - |
| **INCOME BEFORE PROVISION FOR NY CITY TAXES** | 3,450,683 | 3,727,589 |
| **PROVISION FOR NY CITY TAXES** | 162,854 | 149,404 |
| **NET INCOME** | $3,287,826 | $3,578,185 |

See notes to financial statements.

## STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

| | For the Years Ended | |
|---|---|---|
| | December 31, 2004 | December 31, 2003 |
| BALANCE – BEGINNING | $5,281,276 | $1,646,191 |
| Add: Net income | 3,287,826 | 3,578,185 |
| Additional paid-in capital | 311,960 | 56,900 |
| BALANCE – ENDING | $8,881,062 | $5,281,276 |

See notes to financial statements.

## SCO SECURITIES LLC

## STATEMENTS OF CASH FLOWS

| | For the Years Ended | |
|---|---|---|
| | December 31, 2004 | December 31, 2003 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $3,287,826 | $3,578,185 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Accounts receivable | 660,000 | (660,000) |
| Accounts payable | (149,404) | - |
| Accrued income tax | - | 92,504 |
| Deferred revenue | - | (20,242) |
| Due to/from affiliate | (5,147,306) | (2,050,000) |
| **Net Cash Provided by Operating Activities** | (1,348,884) | 940,447 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Paid-in capital | 311,960 | 56,900 |
| **NET INCREASE (DECREASE) IN CASH** | (1,036,924) | 997,347 |
| **CASH – BEGINNING** | 1,137,385 | 140,038 |
| **CASH – ENDING** | $ 100,461 | $1,137,385 |
| **SUPPLEMENTAL DISCLOSURES** | | |
| Cash paid for: | | |
| Taxes | $ 311,960 | $ 100 |
| Interest | $ - | $ - |

*See notes to financial statements.*

## NOTE 1 – ORGANIZATION

SCO Securities LLC (the "Company") is a Delaware Limited Liability Company formed in April 1997 under the name Startup Solutions LLC, which name was amended to Bridge Technology Group LLC and further amended to SmallCaps Online LLC. During December 2000, the name was amended to SCO Securities LLC. A newly formed entity named Bridge Technology Group LLC, which name was changed to SmallCaps Online Group LLC and then to SCO Financial Group LLC ("SCO Group") is the parent of SCO Securities LLC which maintains office facilities within the offices of SCO Group.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), The National Association of Security Dealers, Inc. (NASD) and the state of New York.

On November 4, 1999, NASD granted the Company's application for membership. The agreement made with NASD requires the Company to engage only in activities set forth in the agreement. Such activities include investment advisory services, private placements as agent, investment banking activities consisting of providing financial advisory services to institutional customers, including providing advice concerning capital sourcing and merger and acquisitions and providing fairness opinions. The Company will not hold customer funds or safekeep customer securities. The Company is required to maintain minimum net capital of $5,000 pursuant to the SEC Net Capital Rule, and is required to notify the NASD District Office if its net capital falls below 120% of its requirement. For the first twelve months, the firm must not permit its aggregate indebtedness to exceed 800 percent of its net capital or 1200 percent of its net capital thereafter.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### REVENUE RECOGNITION

Revenue is recognized when services rendered are completed.

### ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company maintains office facilities within the offices of its parent SCO Group. The Company advanced money to its parent company for use in operations.

NOTE 4 – INCOME TAXES

Inasmuch as the Company has been organized as a Limited Liability Company, no provision for Federal or New York State income taxes by the Company is required, as the income will be reported by the Member.

## SCO SECURITIES LLC

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| OWNERSHIP EQUITY | $8,881,062 | $5,281,276 |
| LESS: NON ALLOWABLE ASSETS | 8,780,601 | 3,633,295 |
| NET CAPITAL | 100,461 | 1,647,981 |
| NET CAPITAL REQUIREMENT | 5,000 | 5,000 |
| EXCESS NET CAPITAL | $ 95,461 | $1,642,981 |

| | 2004 | 2003 |
|---|---|---|
| TOTAL AGGREGATE INDEBTEDNESS | $ - | $ 149,404 |
| NET CAPITAL | 100,461 | 1,647,981 |
| LESS: 10% OF TOTAL AGGREGATE INDEBTEDNESS | - | 14,940 |
| EXCESS NET CAPITAL AT 1000% | $ 100,461 | $1,633,041 |

The difference between the audited computation of net capital and the corresponding unaudited Part IIA is due to accrual of income tax.

See independent auditors' report.

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

To The Member
SCO Securities

In planning and performing our audit of the financial statements of SCO Securities LLC, for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued...................



72 Essex Street ◦ Lodi ◦ NJ 07644 • (201) 368-9300 • FAX: (201) 368-9069 • www.csbcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cole, Samsel & Bernstein LLC

Certified Public Accountants

Lodi, New Jersey
January 20, 2005